

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Andrew P. Becnel
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland

Re: **Weatherford International Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010, as amended April 30, 2010
File No. 1-34258

Dear Mr. Becnel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director